										Exhibit 12.01

Oceaneering International, Inc.
Computation of Ratio of Earnings to Fixed Charges
($ in thousands)
		Nine Months Ended		Year Ended December 31,
		Sep 30, 2018		2017		2016		2015		2014		2013
Fixed Charges:
	Interest expensed and capitalized	$33,363		$32,385		$29,058		$27,475		$5,420		$2,194
(1)	Amortized premiums, discounts and capital expenses related to indebtedness	—		—		—		—		395		261
	Estimate of interest within rental expense	22,930		32,426		68,396		76,381		85,632		63,735
	Preference security dividend requirements of consolidated subsidiaries	—						—		—		—
		$56,293		$64,811		$97,454		$103,856		$91,447		$66,190

Earnings:
	Added Items:
	Pretax income from continuing operations before minority interests and income (loss) from equity investees	$(74,607)		$(15,861)		$43,102		$334,031		$623,528		$542,203
	Fixed charges	56,293		64,811		97,454		103,856		91,447		66,190
	Amortization of capitalized interest	121		168		189		189		237		438
	Distributed income of equity investees	2,372		2,556		6,470		5,963		4,772		5,290
	Share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—		—		—		—		—		—
	Total added items	(15,821)		51,674		147,215		444,039		719,984		614,121
	Subtracted Items:
	Interest capitalized	5,305		4,568		3,740		2,425		712		—
	Preference security dividend requirements of consolidated subsidiaries	—		—		—		—		—		—
	Minority interest in pretax income of subsidiaries that have not incurred fixed charges	—		—		—		—		—		—
	Total subtracted items	5,305		4,568		3,740		2,425		712		—
	Earnings as defined	$(21,126)		$47,106		$143,475		$441,614		$719,272		$614,121

Ratio of earnings to fixed charges		(0.38	)x	0.73	x	1.47	x	4.25	x	7.87	x	9.28	x

(1) Commencing in 2015, this amount is included in the line above, Interest expensed and capitalized.